                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.   )(1)

                                Wyant Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    982855108
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                                 (CUSIP Number)

                             Michele Beauchamp, Esq.
                               Perkins Papers Ltd.
                          77, Marie-Victorin Boulevard
                                 Candiac, Quebec
                                 J5R 1C3 Canada
                            Telephone: (450) 444-6400

                                   COPIES TO:
                             Sandy K. Feldman, Esq.
                              Feldman & Associates
                               10 East 40th Street
                               New York, NY 10016
                            Telephone: (212) 481-1551
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 30, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of    Pages)

-----------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Cascades Inc.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/
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3     SEC USE ONLY


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4     SOURCE OF FUNDS
                                                                 AF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Quebec

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                  7     SOLE VOTING POWER
                              0


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES                     2,594,685*
BENEFICIALLY
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING                   0
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
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14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------------------------------------------------------

CUSIP No.  982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Perkins Papers Ltd.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                         BK
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Canada

-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  2,594,685*
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     0
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-------------------------------------------------------------------------------

CUSIP No.  982855108              SCHEDULE 13D                  Page  of   Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Perkins Acquisition Corp.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                                                 AF
-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

-------------------------------------------------------------------------------
7     SOLE VOTING POWER

                              0

                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  2,594,685*
  OWNED BY
                        --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     0
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              2,594,685*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,594,685*
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       / /


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              72%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
            CO

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

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Item 1. Security and Issuer.

   The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Shares"), of Wyant Corporation, a New


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

York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1170 U.S. Highway 22 East, Suite 203, Bridgewater, New Jersey 08875.

Item 2. Identity and Background

   (a)-(c) and (f) The names of the persons filing this statement are Cascades Inc., a Quebec corporation ("Cascades"), Perkins Papers Ltd., a Canada corporation ("Parent") and Perkins Acquisition Corp., a New York corporation ("Purchaser"). Cascades, Purchaser and Parent are hereinafter sometimes referred to as the "Reporting Persons".

   Parent is a majority owned subsidiary of Cascades. Purchaser is a wholly owned subsidiary of Parent and was recently incorporated for the purpose of making the Offer (as defined in Item 4) and consummating the Merger (as defined in Item 4).

   The principal business of Cascades is manufacturing and selling paper products, and the address of its principal office is 404, rue Marie Victorin, C.P. 30, Kingsey Falls, Quebec J0A 1B0, Canada. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cascades is set forth on Schedule A ("Schedule A").

   The principal business of Perkins is manufacturing and selling paper products, and the address of its principal office is 77, Marie-Victorin Boulevard, Candiac, Quebec J5R 1C3 Canada. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent is set forth on Schedule B ("Schedule B").

   The address of the principal office of Purchaser is 77, Marie-Victorin Boulevard, Candiac, Quebec J5R 1C3 Canada. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Purchaser is set forth on Schedule C ("Schedule C").

   (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

   The source of funds to be used in making the purchases of the Shares, including the shares of Exchangeable Preferred Stock (as defined in Item 4), is the Term Loan available under that certain Credit Agreement dated July 23, 1998 and entered into among Perkins Papers Ltd., Industries Cascades Inc. and Cascades Industries Inc. and the other restricted subsidiaries party thereto from time to time, as Borrowers, and the Financial Institutions named on the signature pages thereto, as Lenders, and Royal Bank of Canada, as Arranger and as Agent. The amount to be drawn thereunder in connection with the purchases will be approximately $10.4 million.

Item 4. Purpose of Transaction.

   On August 30, 2000, Parent, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by Parent at a price of $4.00 per share in cash, which will be effected by (i) a tender offer (the "Offer") by


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

Purchaser for all of the issued and outstanding Shares (other than the Shares owned by Parent, Purchaser or the Issuer or any subsidiary of Parent or the Issuer, and (ii) a merger of Purchaser with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

   On August 30, 2000, Parent and Purchaser entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with certain shareholders of the Issuer consisting of James A. Wyant and certain members of his family (the "Wyant Family Shareholders"). Pursuant to the Stock Purchase Agreement, on the terms set forth therein, each of the Wyant Family Shareholders has agreed, among other things, (i) to tender and not withdraw his or her Shares in the Offer, which in the aggregate consist of 1,261,352 Shares; (ii) not to transfer control over his or her Shares or any interest therein to any person; and (iii) to vote his or her Shares in favor of the Merger Agreement and the Merger at any meeting of the Issuer's shareholders called for that purpose.

   In addition, pursuant to the Stock Purchase Agreement, on the terms set forth therein, James A. Wyant will sell to Parent, at the time Purchaser purchases the Shares pursuant to the Offer, all of the Class E Exchangeable Preferred Stock ("Exchangeable Preferred Stock") of Wood Wyant Inc., a wholly owned subsidiary of the Issuer ("Wood Wyant"), owned directly or indirectly by him, consisting of 1,333,333 shares of Exchangeable Preferred Stock, which are exchangeable, on demand and without additional consideration, for Shares on a one-for-one basis, at the same purchase price of $4.00 per share of such Preferred Stock as will be paid to the holders of Shares pursuant to the Offer. James A. Wyant has also agreed in the Stock Purchase Agreement not to transfer control over the Exchangeable Preferred Stock or any interest therein to any person.

   As of August 30, 2000, the Wyant Family Shareholders beneficially owned in aggregate 2,594,685 Shares (as determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934), representing 72% of the aggregate of the 2,270,617 Shares then outstanding, plus the 1,333,333 Shares exchangeable for the Exchangeable Preferred Stock.

   The Stock Purchase Agreement is attached as Exhibit 2.

Item 5. Interest in Securities of the Issuer.

   (a) See Rows 11 and 13 of the Cover Pages. Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C, beneficially owns any Shares.

   (b) See Rows 7 through 10 of the Cover Pages. Each of the Reporting Persons has, together with the other Reporting Persons and the Wyant Family Shareholders, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it or him in
Item 5(a).

   (c) Except for the 1,261,352 Shares and 1,333,333 shares of Exchangeable Preferred Stock subject to the Stock Purchase Agreement described in Item 4, during the past sixty days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B or Schedule C has effected any transactions in the Shares.

   (d) To the best knowledge of any of the Reporting Persons, no person other than the Wyant Family Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Except for the arrangements described in Item 4 above, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

   The following documents are being filed as exhibits to this statement and are each incorporated herein by reference:

   Exhibit 1 - Agreement and Plan of Merger, dated as of August 30, 2000, by and among Perkins Papers Ltd., Perkins Acquisition Corp. and Wyant Corporation.*

   Exhibit 2 - Stock Purchase Agreement, dated August 30, 2000, by and among Perkins Papers Ltd., Perkins Acquisition Corp., James A. Wyant, John Derek Wyant, Lynne Ellen Emond and the Estate Of Gerald W. Wyant.*

   Exhibit 3 - Joint Filing Agreement, dated as of September 11, 2000, by and among Cascades Inc., Perkins Papers Ltd. and Perkins Acquisition Corp.

*Incorporated by reference to the Tender Offer Statement on Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on September 8, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CASCADES INC.

                                          By:  /s/ Laurent Lemaire
                                             -----------------------------------
                                          Name:  Laurent Lemaire
                                          Title: President and Chief Executive
                                                 Officer
                                          Date:  September 11, 2000

                                          PERKINS PAPERS LTD.

                                          By:  /s/ Suzanne Blanchet
                                             -----------------------------------
                                          Name:  Suzanne Blanchet
                                          Title: President and Chief Executive
                                                 Officer
                                          Date:  September 11, 2000

                                          PERKINS ACQUISITION CORP.

                                          By:  /s/ Suzanne Blanchet
                                             -----------------------------------
                                          Name:  Suzanne Blanchet
                                          Title: President
                                          Date:  September 11, 2000



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